UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - SENDAS DISTRIBUIDORA S.A. to be held on 28/04/2021

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

Should you choose to exercise your remote voting right, under articles 21-A and other of CVM Instruction nº 481/2009, the shareholder shall complete the Distance Voting Form (“Form”), that will only be regarded as valid and the votes presented here will be considered in the quorum of the General Meeting, if the following instructions are observed:

(i)                  all the fields must be duly completed;

(ii)                all the pages must be initialed by the shareholder (or by his/her/its legal representative, as the case may be); and

(iii)              the last page shall be signed by the shareholder (or by his/her/its legal representative, as the case may be), without the need of notarization of the signature. For this General Meeting, the Company will accept the Form signed by electronic means, preferably signed with the use of the ICP-Brazil certification.

In case the shareholder wishes to exercise the remote voting right, it is essential that the fields above are filled in with (i) the shareholder’s name or corporate name, as the case may be; (ii) Brazilian taxpayer number (CNPJ or CPF, as the case may be); and (iii) an email address for any contact.

Kindly note that the Management Proposal mentioned in this Form is available to shareholders at the Companys headquarters, as well as at the Companys Investor Relations website (https://www.ri.assai.com.br) and at CVM’s website (www.cvm. gov.br) and B3’s (www.b3.com.br).

It is also important to note that the Fiscal Councils installation that will appears in the Form is not provided in the Management Proposal, the respective resolution was inserted in this Form by regulatory requirement.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Shareholder that chooses to exercise its remote voting rights by means of this Form may complete, according to the abovementioned guidance, and send it: (i) directly to the Company; (ii) to the Company´s Bookkeeper; or (iii) to his/her/its Custodian (if it renders such services), following the instructions below:

I.                    Sending of the Form directly to the Company: The shareholder shall send, preferably by e-mail, upon confirmation receipt, to the Companys Corporate Legal Department (adm.societario@assai.com.br), the Form (completed, initialized and signed, with no need to notarize, as indicated above) jointly with a copy of the following documents: (a) updated extract containing the respective shareholding issued by the custodian body no later than three (3) days in advance of the General Meeting; (b) if to individuals: identity card with photo of the shareholder; (c) if to companies: (i) bylaws or consolidated articles of association and corporate documents that prove that the company is duly represented; and (ii) identity card with photo of the legal representative; (d) if to investment funds: (i) consolidated regulations of the fund; (ii) bylaws or articles of association of its manager, as the case may be, observing the voting policy of the fund and corporate documents that prove that the manager is duly represented; and (iii) identity card with photo of the manager’s legal representative.

If any of the shareholders indicated in the items (b) to (d) above may be represented by an attorney-in-fact, in addition to the respective documents indicated above, shall forward (i) power of attorney with specific powers for its representation in the General Meeting; (ii) identity documents of the attorney-in-fact, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who have signed the power of attorney proving the powers of representation.

For this General Meeting, the Company will accept powers of attorney granted by Shareholders by electronic means, preferably signed with the use of the ICP-Brazil certification.

Exceptionally for this Meeting, and in order to ensure the participation of shareholders, the Company will not require certified copies or notarization of documents issued and executed in Brazilian territory or the notarization, legalization/apostille and registration in the Registry of Titles and Documents in Brazil from those executed abroad.

It is not required sworn translation of documents originally drawn up in Portuguese, French, English or Spanish, or documents with translations into those languages, being the sworn translation required in other cases. The following identity documents will be accepted, provided that they have photo and are valid: RG, RNE, CNH, passport or professional identity card officially accepted.

II.                  Sending of the Form to the custodian or the Company´s Bookkeeper: Shareholders that hold shares issued by the Company deposited in a central depository may transmit the voting instructions to fill the Form through their respective custodian, in case they provide this type of service. Shareholders that do not have their shares deposited in a central depository may transmit voting instructions to the Company´s Bookkeeper, Itaú Corretora de Valores S.A., financial institution hired by the Company for the provision of book-entry services for its securities, through the channels it makes available. The delivery of the Form will be subject to the rules, guidelines and deadlines set by each custodian or Itaú, as the case may be. For such, shareholders shall contact them and verify procedures, documents and information set by them for the shareholders transmit the voting instructions by Form.

In all cases, for the Form to have effect, the date of April 21, 2021 (seven (7) days before the date of the General Meeting will be the last day for its RECEIPT in one of the means listed above and not the last day for it to be sent. If the Form is received after April 21, 2021, the votes will not be counted.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company

If the shareholder chooses to send the Form directly to the Company, he/she/it shall send it up to the Corporate Legal Department, by e-mail to adm.societario@assai.com.br, upon confirmation receipt, respecting the deadlines and documents listed above.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

The institution in charge of the provision of book-entry services for the securities of the Company is Itaú Corretora de Valores S.A. and the instructions to deliver the Form to it can be found at www.itau.com.br/securitiesservices Itaú Corretora de Valores S.A.

Address: Avenida Brigadeiro Faria Lima, 3.500, 3º andar, Zip Code 04538-132, Cidade de São Paulo, Estado de São Paulo, Brasil.

E-mail: atendimentoescrituracao@itau-unibanco.com.br

Phone: 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations)

Contact: Services to shareholders.

Resolutions concerning the Annual General Meeting (AGM)

Simple Resolution

1.                  Review of the management’s accounts, as well as examination, discussion and voting of the Company’s management report and financial statements for the fiscal year ended December 31, 2020.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

2.                  Proposal for allocation of the net profit for the fiscal year ended December 31, 2020, as detailed in the Management Proposal, in the following terms: (i) R$ 5.245.374,62 to the Legal Reserve; (ii) R$ 394.944.343,74 as minimum mandatory dividends, from which this amount, was already paid as interest on equity the gross amount of R$ 310,000,000.00 (which R$ 263,500,000.00 is the net amount already paid to the shareholders); and (iii) R$998.833.031,22 to the Expansion Reserve account.

[ ] Approve [ ] Reject [ ] Abstain

Simple Resolution

3.                  Rectification of the annual global compensation for the members of Company’s management and Company’s fiscal council, in case the Shareholders request its installation for the year 2021, in the terms of the Management Proposal, to up to R$92,332,869.71, being up to R$ 48,665,892.15 to the Board of Officers, up to R$43,126,977.55 to the Board of Directors and up to R$540,000.00 to the Fiscal Council

[ ] Approve [ ] Reject [ ] Abstain

Simple Question

4.                  Do you wish to request the operation of the Fiscal Council for the fiscal year of 2021?

[ ] Yes [ ] No [ ] Abstain

Simple Question

5.                  Should a second call for the General Shareholders´ Meeting be necessary, the voting instructions contained in this Form may also be considered in the event of a General Shareholders´ Meeting held upon second call?

[ ] Yes [ ] No [ ] Abstain

City:_________________________________________________________________________ Date:_________________________________________________________________________

Signature:_____________________________________________________________________

Shareholder's Name :____________________________________________________________

PhoneNumber:_________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Executive Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer